2016 Proxy Results
A Special Meeting of the Members was held on January 21, 2016, as reconvened on February 18, 2016 and March 10, 2016, to consider the proposals described below. Each proposal was approved.
The results of the voting at the Special Meeting are as follows:


1. Approval of the Investment Advisory Agreement between the Fund and Hatteras Funds, LP.


		No. of Votes
Affirmative		55,026
Against			3,498
Abstain			3,184
Total			61,708